March 22, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
Forms 10-QSB for the quarters ended January 31, 2005
File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your March 9, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note from your response to comment 1 that you believe the consensus reached in Issue 2 of EITF 99-5 supports your accounting policy. Based on your description, these costs appear to be more closely aligned to costs incurred to design and develop your product
(Issue 1) rather than costs incurred to design and develop equipment used to produce your product, as contemplated in Issue 2. In a supplemental response, please support your analogy to Issue 2 rather than Issue 1 of EITF 99-5. In addition, please cite any other authoritative accounting literature you rely on to support your policy.

2. We read your response to comment 2.  In accordance with EITF
98-5
and 00-27, you should look through the intermediary security, in this instance your Series A Preferred Stock, to the ultimate conversion to your common stock to determine if a beneficial conversion feature exists. We note that the closing price of your common stock on July
14, 2003, the commitment date, was $0.02 per share resulting in a positive intrinsic value when compared to the conversion price of $0.015 per share. Accordingly, please revise your financial statements to reflect the value of the beneficial conversion feature and additional interest expense over the term of the note through November 2003 or tell us how your accounting is in accordance with EITF 98-5 and 00-27.

3. We read your response to comment 3. Please confirm to us whether your stock subscription agreements contain any provision whereby the investor or other party, as applicable, has the ability to have the consideration refunded or liability settled in cash. In addition, please explain to us why there is such a significant delay in share issuance.


*  *  *  *

	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
Accounting Branch Chief
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Global Diversified Industries, Inc.
March 22, 2005
Page 1